PANNONPLAST

INDUSTRIES PLC.

Chairperson

H-1225 Budapest, Nagytétényi út 216-218.
[redacted]udapest, P.O.Box 51.
36-1) 207-1936, (36-1) 207-1928
36-1) 207-1525
nnonplast.hu
onplast.hu

03037310

Securities and Exchange Commiss
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Stop 3-9

SUPPL

Budapest, October 28th, 2003

Re: Pannonplast Rt. (the "Company") - File No. 82-4548

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Ladies and Gentlemen:

Enclosed please find the following document regarding the Company:

Flash Report on Q3 2003 Operations

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

If you have any further questions or comments, please contact us.

Sincerely,

Dr. Erzsébet Fehér

Enclosure

11/14

PANNONPLAST PLC.

1. EXEUTIVE SUMMARY

- **The first three quarter Sales Revenues of Pannonplast Rt. were HUF 18.9 billion, 9% lower those that in 2002. The third quarter turnover was strong as expected, therefore the former lagging behind last year's performance was cut in half.**
- **Gross Profit amounted to HUF 5.8 billion, the margin is 30.5%, or better than last year's margin by 50 bps. As a consequence of earlier cost cutting measures, GS&A expenses (HUF 5.2 billion) are on the decline.**
- **EBIT and EBITDA are HUF 512 million and HUF 2,390 million, respectively. Third quarter EBIT alone is 1.5 times higher than that of the first half year.**
- **Net financial expenses went back to HUF 702 million, primarily because of FX gains realized on EUR denominated loans due to relative HUF strengthening. The three quarter Net Loss amounts to HUF 677 million, which is HUF 240 million lower than the loss of the first half year.**
- **Capital Expenditures in the first nine months exceeded HUF 2 billion. After completing a HUF 1.6 billion capex project, the company launched the production of moulded TV parts successfully. Similarly, the expansion project of the Romanian packaging subsidiary was accomplished successfully.**
- **Both Fixed and Current Assets declined in a year's time partly due to the discontinuation of Pannon-Aldra's activity, partly in line with turnover.**
- **A sharp increase in Short Term Debt is explained by the inclusion of current portion of Long Term Debt. The company executed a two-month technical prolongation of its medium term club facility of EUR 12 million with maturity of 9 October 2003. Debt to Equity Ratio is 55.5%.**
- **There were some positive changes in third quarter 2003. Based on that the management of the company has worked out the major directions of an 18-month action plan. By a successful execution Pannonplast is able to fully achieve its realistically set efficiency enhancement targets.**

2. DATA SUMMARY

	Q1 2003 (HUF million)	*Q2 2003 (HUF million)*	*Q3 2003 (HUF million)*	*Q1-3 2003 (HUF million)*	*Q1-3 2002 (HUF million)*	*Index (%)*
Sales Revenues	5 766	6 094	7 021	18 881	20 758	91.0
Sales in foreign countries	2 300	2 504	2 559	7 363	6 928	106.3
- ratio (%)	39,9	41,1	36,4	39,0	33,4	-
Operating Profit (EBIT)	80	131	301	512	787	65.1
Operating Cash Flow (EBITDA)	726	757	907	2 390	2 810	85.1
Income before Tax	-255	-467	457	-265	396	-
Net Income	-350	-567	240	-677	120	-
Total Shareholders' Equity	15 946	15 395	15 790	15 790	17 397	90.8
Total Assets	30 512	30 373	30 879	30 879	33 777	91.4

This report contains consolidated, non-audited data of PANNONPLAST Group according to International Accounting Standards (IFRS)

3. ANALYSIS OF INCOME STATEMENT

3.1. **The first three quarter Sales Revenues of Pannonplast Plc. were HUF 18.9 billion**, HUF 1,877 or **9% lower** than those in 2002. The Group reduced its year-to-date decline of 17.4% in H1 despite of the fact that the HUF 1 billion sales revenues of Pannon Aldra, which was ceased in the meantime, dropped out in 2003.
Due to the known declining demand in the market of infrastructure and construction industry, Pannonpipe and its Rumanian subsidiary were not in the position to reduce their first half lag, though there were certain signs of recovery in the market of plastic pipes. At the same time Polifoam maintained, and FCI dynamically increased, their turnover. Also the subsidiaries of the Consumer Packaging Cluster managed to increase their sales both in local and export markets (except for the Ukrainian subsidiary). Pannunion, the major packaging subsidiary increased its turnover by 5.1% in the first three quarters. In the Injection Molding Cluster Moldin 2000 successfully got prepared and started to supply the main seasonal demands of 2003 in the framework of a HUF 1.6 billion capex project (components for large size TV), and its sales revenues has already exceeded HUF 2 billion. For the time being Molding, which is still lagging behind last year by a margin of nearly HUF 1.6 billion, has not been able to adapt to the changed market circumstances with such a success. **As a consequence of the above the Company's third quarter sales revenues exceeded HUF 7 billion,** 10% higher than the turnover realized same period 2002.
In Q3 the export ratio (composed of exports of the Hungarian companies as well as local sales of the foreign subsidiaries) was 39% against previous year's 33.4%. The level was HUF 7,363 million, HUF 435 million higher than that in the base period. Subsidiaries FCI, Pannunion, Tu-Plast and Moldin 2000 contributed most to the dynamically increasing export.

3.2. In the course of the quarter gross margin ratio was further improved by 50 bps to 30.5%. **Gross Profit of Pannonplast Group in Q3 2003 amounted to HUF 5,758 million, lagging behind the previous year's profit by 7.6%.** A more efficient direct cost employment coupled with increasing quarterly turnover resulted that the profit decline reported in H1 (16.1%) narrowed significantly.

3.3. **Selling, General and Administrative Costs were cut by HUF 173 million, amounting to HUF 5,150 million**. The savings is the effect of earlier cost reduction measures and was basically realized in the last quarter as half year operations were burdened with non-recurrent items. The cost reduction program is continuing as the ratio of indirect costs to sales (27.3%) is still far over the targeted level.
Both other expenses (HUF 519 million) and other revenues (HUF 423 million) practically corresponded to those in the same period of the previous year.

3.4. **Q3 Operating Profit is nearly 1.5 times higher than that of the entire first half-year. Consolidated Operating Profit (EBIT) amounted to HUF 512 million**, or 65.1% of that reached in Q3 2002. Therefore the first six months decline of 68.1% was halved by Q3 and H1's 1.8% EBIT ratio improved to 2.7%. As a function of the market positions of the individual activities, operating profit margin varies strongly across business units. Naturally, similar tendencies can be seen at the level of the **nearly HUF 2.4 billion Operating Cash Flow (EBITDA)**, which is 85.1% of the result produced in 2002.

3.5. **Financial Income amounted to HUF 48 million** (out of which HUF 32 million is interest income), HUF 103 million less compared to that of the same period in the previous year. The **expenditure on financial operations was HUF 750 million** (nearly half of which is represented by interest expense), an increase of HUF 205 million compared to 2002. By different comparison financial expenses fell by HUF 178 million in one quarter. The reason is that while in H1 the Company incurred HUF 679 million non-realized FX loss due to the revaluation of foreign currency loans, the

relative strengthening of the Hungarian currency in Q3 "recovered" HUF 303 out of it. As a consequence, the accumulated and unrealized FX loss on loans was HUF 376 million at end of September. Net total expenses of financial operations amounted to HUF 702 million. **The loss of recurring activities, including net financial expenses, was HUF 190 million.**

3.6. Net non-operating expenses were HUF 75 million. In spite of the negative accounting income before tax, corporate tax amounted to HUF 272 million or 2.3 times higher year-on-year. This is explained by (i) a substantial, non-realized financial loss, (ii) certain adjustments to IFRS (IAS), and (iii) the 2003 ceasing of 50% tax holiday on investments that several companies had enjoyed in the past. The amount of Minority Interests was HUF 140 million, 11.9% lower than a year before. As a consequence of the above, **consolidated Net Loss of Pannonplast in Q3 2003 amounted to HUF 677 million, compared to a profit of HUF 120 million in 2002 and a booked loss of HUF 917 million in H1 2003.**

4. ANALYSIS OF THE BALANCE SHEET

4.1. A substantial part of the HUF 1,900 million decrease in book value of Tangible Assets is the outgoing assets base following the sale of Pannon Aldra in 2002. Book values slightly increased by the net of y-t-d depreciation and affected capital expenditures of 2003. The book value of investments remained unchanged throughout this year, while the decrease compared to 2002 is a consequence of the FX loss incurred through Polifoam's subsidiaries.
Consolidated total fixed asset of the Group in Q3 2003 was HUF 18,665 million, 9.5% lower than that in the previous year.

4.2. **Inventories** and **Accounts Receivable** fell by 8.9% and 8.6%, respectively compared to the same period in the previous year and are in line with the change of Sales Revenues and the sale of Pannon Aldra. The HUF 93 million increase in **Securities, Cash and Deposits** is the result of intensified collection at the end of the quarter and a simultaneous temporary increase in the volume of accounts payable. This cash position served as the base for October's loan repayments and payments to suppliers.

4.3. The Company's **Shareholders' Equity was HUF 15,790 million** at the end of Q3 2003 or 90.8% of that in the same period of the previous year. The decline is due to the losses expensed in 2002 and 2003 as well as Pannon-Aldra's asset drop-out.

4.4. The HUF 3,500 million decline in long term liabilities is the effect of the reclassification of long term debt's current portion to short term liabilities. The net increase in **short term liabilities was HUF 2,715 million.** The volume of the Company's **long and short term debt was HUF 8,766 million,** HUF 785 million lower than that in the same period of 2002. The **ratio of net debt to equity was 55.5%.**

4.5. The level of **accounts receivable** corresponds to that of the same period in 2002, while the 26.6% decline in **other short term liabilities** is mainly a result of the decrease in accrued items of over HUF 500 million.

4.6. Regarding Pannonplast's **cash-flow, cash on hand at 30 September 2003 amounted to HUF 1,220 million**. The Company generated cash of HUF 1,092 million from operations, decomposed to positive deprecation adjustment and negative income and working capital changes (the shown cash-flow statement

obviously displays year-to-date changes from 1 January 2003). As a result of the carried out capital expenditures as well as asset sales (primarily the discontinuation of metal processing and the sale of its assets) **total gross and net investments reached HUF 2,022 million and HUF 1,556 million, respectively.** Investment activity was higher than cash from operations, the excess having been ensured by the HUF 736 million increase in debts.

5. MAJOR CORPORATE EVENTS IN Q3 2003

5.1. The Board of Directors started the systematic review of the Group's subsidiaries and the identification of efficiency enhancement opportunities. The management worked out the major directions of a 18-month action plan, the basis of which is the growth in sales mostly based on existing capacities as well as the continuation of the cost reduction program in a new approach. The management also prepared the financial target set corresponding to the action plan. The efficiency improvement targets can fully be achieved through the successful carry-out of these programs.

5.2. Moldin 2000 Kft. completed its HUF 1.6 billion capex project. With the enlargement of the injection molding capacity and the establishment of painting and assembling technologies the company is successfully prepared for meeting the 2003 seasonal demands for large TV components. Supplies have started according to schedule. Further market possibilities are opening up at the Injection Molding Business Cluster.

5.3. The capacity enhancing project with Unical, the Rumanian packaging subsidiary has also been completed on specific multinational customer needs. The run-up of sales is considerable.

5.4. The organizational restructuring continued. In line with the termination of two vice presidential positions the number of clusters decreased to three from four and certain functions were re-organized or outsourced. Pannonplast decided on merging Pannon-Tara Kft. into Pannon-Effekt Kft. and the fields of activities of the ceased subsidiary has been distributed according to the new cluster structure. The Company is going to close its foreign representative offices (in Russia and Rumania) the subsidiaries are going to carry out their trading activities directly in these markets.

5.5. The Court of Registry has not yet registered the resolutions of the Annual General Meeting of 30 April 2003; Court decision is expected in the near future.

5.6. In July Pannonplast started negotiations with financial institutions on refinancing its medium term, EUR 12 million syndicated loan expiring on 9 October 2003. As a consequence of the uncertainties caused by the Extraordinary General Meeting of 3 November 2003, no decision was taken on the ultimate refinancing till the date of original maturity. The participants decided on a two-month technical prolongation of the existing facilities.

6. EMPLOYEES

6.1. The total number of employees of the Pannonplast Group was 2,212 in the base period and 2,072 and 2,007 on 1 January 2003 and 30 September 2003 (an increase of 58 people compared to H1), respectively. The local headcount in Hungary was 2,003 and 1,803 persons in the base period and on 30 September 2003, respectively.

7. CHANGES IN THE REGISTERED CAPITAL, MANAGEMENT AND ORGANIZATIONAL STRUCTURE OF THE COMPANY

7.1. The par value of the registered capital of the Company was HUF 421,093,100 as of 30 September 2003, unchanged from 30 June 2003.

7.2. Changes in personnel; Departing: Vice Presidents Mr. Miklós Várhegyi (13 June 2003) and Ms. Mária Arany (15 July 2003), as well as Managing Director of former Pannon-Tara Mr. Ákos Kiss and Managing Director of Moldin Mr. György Pászty. Different assignment: Judit Pászty, former Managing Director of Moldin 2000.

Budapest, 27 October, 2003

The Board of Directors of
Pannonplast Plc.

The management of Pannonplast Plc. holds a press conference for the journalists and analysts at its headquarters (Budapest, XXII., Nagytétényi út 216-218.) at 12:00 on 28 October 2003

Sales Revenues by Production Units
Pannonplast Group Q3 2003
(non-consolidated, non-audited)

HUF million

	Sales Revenues	
	Q3 2003	**Q3 2002**
Pannonpipe Ltd.	5 885	6 720
Pipelife-Románia	602	784
Pannon Aldra Ltd.	-	1 935
Polifoam Ltd	1 381	1 383
FCI Ltd.	1 050	687
Pannunion Ltd.	4 715	4 486
Unical Ltd.	552	394
Almand Ltd.	594	595
Pannon-Effekt Ltd.	1 010	884
Interagropak Ltd.	292	448
Kaposplast Ltd.	528	553
Moldin Ltd.	1 899	3 490
Moldin 2000 Plc.	2 079	1 665
Pannon-Tara Ltd.	390	601
Dexter Plc.	407	438
Tu-Plast Ltd.	875	730
Multicard Ltd.	203	203

Figures by Business Units
(without in-company transfer filtered)

HUF million

Business unit	Sales Revenues		Operating Profit	
	2003	**2002**	**2003**	**2002**
	Q3		**Q3**	
Construction and Infrastructure	5 674	6 499	531	439
Consumer Packaging	7766	7 451	421	381
Injection Moulding Technology	4954	6 395	-230	-15
Special Technologies *	1143	984	114	116
Total **	19537	21 329	836	921

* From 2003 Tu-Plast Kft. is the member of Special Technologies Business Unit while earlier it belonged to the Construction and Infrastructure Business Unit.
** Before in-company transfer adjustments and excluding headquarters figures.

DATA SHEETS

Company name:	PANNONPLAST Industries Plc.
Address:	H-1225 Budapest, Nagytétényi út 216-218.
Sector:	Plastic processing
Period:	Q3 2003
Phone:	(36-1) 207-1808
Fax:	(36-1) 207-1464
E-mail:	erika.jilling@pannonplast.hu
Investor relation:	Ms. Erika Jilling

FINANCIAL DATA SHEETS

PK1. General Information Regarding Financial Data

	Yes	No
Audited		X
Consolidated	X	

Accounting Standards	Hungarian	IFRS	Other
		X	

PK2. Subsidiaries Involved in Consolidation

Name	Shareholder's Equity/Capital HUF million	Stake (%)	Voting rate[1]	Listing[2]
Pannonpipe Ltd.	2873.5	50.0	50.0	J
Moldin Ltd.	2692.4	100.0	100.0	F
Pannunion Ltd.	2220.7	100.0	100.0	F
Tu-Plast Ltd.	931.8	60.0	60.0	F
Dexter Plc.	868.0	92.0	92.0	F
Polifoam Ltd.	754.1	51.0	51.0	F
Moldin 2000 Plc.	710.0	100.0	100.0	F
Almand Ltd.	512.7	100.0	100.0	F
FCI Ltd.	420.0	58.0	58.0	F
Multicard Ltd.	400.0	100.0	100.0	F
Pannon-Effekt Ltd.	311.0	100.0	100.0	F
Kaposplast Ltd.	310.0	100.0	100.0	F
Interagropak Ltd.	262.1	51.0	51.0	F
Unical Ltd.	261.0	100.0	100.0	F
Recyclen Ltd.	216.8	100.0	100.0	F
Kuala Ingatlanhaszn. Ltd.	179.2	100.0	100.0	F
MÜKI Ltd.	40.0	100.0	100.0	F
Karbantartó Ltd.	41.2	100.0	100.0	F

[1] Voiting right at the General Assembly of the company involved in consolidation
[2] Fully Owned (F); Jointly Managed (J); Affiliated (A)

IFRS Consolidated BALANCE SHEET (non-audited; in HUF million)

	30.09.2003	30.09.2002	Index (%)
A. Total Fixed Assets	**18 665**	**20 610**	**90.6**
Intangible Assets	1 624	1 637	99.2
Tangible Fixed Assets	17 008	18 908	90.0
Investments	33	65	50.8
B. Total Current Assets	**12 214**	**13 167**	**92.8**
Inventories	3 840	4 213	91.1
Accounts Receivable	7 154	7 827	91.4
Securities, Cash and Deposits	1 220	1 127	108.3
TOTAL ASSETS	**30 879**	**33 777**	**91.4**
D. Total Shareholders' Equity	**15 790**	**17 397**	**90.8**
Share capital on Par Value	421	421	100.0
Capital Reserves, Retained Earnings	16 046	16 856	95.2
Net Income for the Year	-677	120	-
Minority Interest	1 507	1 535	98.2
Deferred Income	0	83	-
F. Total Liabilities	**13 582**	**14 762**	**92.0**
Long Term Liabilities	1 676	5 176	32.4
Current Liabilities	11 906	9 586	124.2
- Accounts Payable	3 708	3 701	100.2
- Short Term Debt	7 090	4 375	162.1
- Other Current Liabilities	1 108	1 510	73.4
TOTAL S/E & LIABILITIES	**30 879**	**33 777**	**91.4**

PK4.

IFRS Consolidated INCOME STATEMENT (non-audited; in HUF million)

	30.09.2003	30.09.2002	Index (%)
Sales	18 881	20 758	91.0
Cost of Sales	-13 123	-14 526	90.3
Gross margin	**5 758**	**6 232**	**92.4**
Selling General & Administrative	-5 150	-5 323	96.7
Other Expenses	-519	-532	97.6
Other Revenues	423	410	103.2
A. Earning before Interest and Taxes	**512**	**787**	**65.1**
Income, Financial Operations	48	151	31.8
Expenses, Financial Operations	-750	-545	137.6
B. Result of Financial Operations	**-702**	**-394**	
C. Operating Profit before tax	**-190**	**393**	-
D. Non-operating Items	**-75**	**3**	
E. Income before Tax	**-265**	**396**	-
Income Tax	-272	-117	232.5
F. After Tax Income (without Minorities)	**-537**	**279**	-
Minority Interest	-140	-159	88.1
G. Net Income for the Year	**-677**	**120**	-

IFRS Consolidated CASH-FLOW STATEMENT (non-audited; in HUF million)

	30.09.2003.	*30.09.2002*
After Tax Income	-677	120
Depreciation	1 878	2 023
Change in Working Capital	-286	-734
Other Operating Adjustment	177	25
Cash from Operation	**1 092**	**1 434**
Purchase of Fixed Assets	-2 022	-985
Sale of Fixed Assets	473	182
Other Cash from Investment Activity	-7	-1
Cash from Financing Activities	**-1 556**	**-804**
Change in Long Term Dept	827	-1
Change in Short Term Dept	-91	336
Dividends Paid	-152	-499
Other Cash from Financing Activities	144	-319
Cash from Financing Activities	**728**	**-483**
Net Change in Cash	264	147
Cash on Hand, Beginning of Period	956	980
Cash on Hand, End of Period	**1 220**	**1 127**

PK6. Major Off-Balance-Sheet Items: There are no such items.

DATA REGARDING SHAREHOLDER STRUCTURE AND OWNERSHIP:

RS1. Ownership structure, stake and voting rate

Owned by	Total Shareholders' Equity					
	Beginning of Current Year			End of Period		
	%[2]	%[3]	Shares	%[2]	%[3]	Shares
Domestic institutions	26.24	27.04	1,104,975	63.57	63.57	2,667,078
Foreign institutions	53.94	55.58	2,271,379	15.18	15.18	639,433
Local private individuals	15.20	15.66	640,123	19.68	19.68	828,580
Foreign private individuals	0.26	0.27	10,842	0.23	0.23	9,640
Employees, Executives	1.30	1.34	54,806	1,22	1.22	51,191
Treasury Shares	2.95	-	124,281	-	-	-
Government Body [1]	0.11	0.11	4,525	0.12	0.12	5,009
International Development Institutions	-	-	-	-	-	-
Other	-	-	-	-	-	-
Total	100.0	100.0	4,210,931	100.0	100.0	4,210,931

1 Public Administration
2 Stake
3 Voting rate

RS2. Number of Treasury Shares in Current Year

	1 January	31 March	30 June	30 September	31 December
At group level	124.281	124.281	0	0	
At subsidiaries	0	0	0	0	
Total	124.281	124.281	0	0	

*RS3/1. Owners with Stake Exceeding 5% (end of period) with regard to registered shares

Name	Nationality [1]	Activity [2]	Shares held	Stake (%)	Voting rate (%) [3]	Remarks
Karsai Holding Plc.	D	I	536.608	12,77	12,50	
Britton Capital & Consulting Ltd.	D	I	476.551	11,32	11,32	
Pevdi Divat Ltd.	D	I	470.061	11,16	11,16	

[1] Domestic (D), Foreign (F)
[2] Custodian (C), State-owned (S), International Development Institution (ID), Institution (I), Corporation (CO) Private (P), Employee/Executive (E)
[3] Voting right of the Company's AGM

RS3/2. Owners with Stake Exceeding 5% (end of period) with regard to capital

Name	Nationality [1]	Activity [2]	Shares held	Stake (%)	Voting rate (%) [3]	Remarks
Karsai Holding Plc.	D	I	536.608	12,77	12,50	
Britton Capital & Consulting Ltd.	D	I	476.551	11,32	11,32	
Pevdi Divat Ltd.	D	I	470.061	11,16	11,16	

[1] *Domestic (D), Foreign (F)*
[2] Custodian (C), State-owned (S), International Development Institution (ID), Institution (I), Corporation (CO) Private (P), Employee/Executive (E)
[3] Voting right of the Company's AGM

DATA RELATING TO THE ORGANIZATION AND OPERATIONS OF THE COMPANY

TSZ2/1. Staff Number of the Group (persons)

	30 September 2002	1 January 2003	30 September 2003
Headquarters	45	40	35
Gropus	2212	2072	2007

TSZ3. Senior Executives and Employees in Strategic Positions

There was no change in the organizational structure and in the registered capital of the Company. Mária Arany Vice President left the Company in Q3 2003.

TSZ3. *Senior Executives and Employees in Strategic Positions*

Feature [1]	Name	Position	Beginning of mandate	End of mandate	Share owned
BOD	Dr. Erzsébet Fehér	Chairperson	01.06.1991	2006.; year-end AGM	39 963
BOD, SP	Dr. János Illéssy	Member, ...	29.04.1998	2006.; year-end AGM	0
BOD	Gábor Ujlaki	Member	29.04.2002	2005.; year-end AGM	0
BOD	János Mészáros	Member	30.04.2003	2006.; year-end AGM	0
BOD	Csaba Kerék	Member	30.04.2003	2006.; year-end AGM	0
BOD	Dr. Gyula Pázmándi	Member	30.04.2003	2006.; year-end AGM	0
SB	Dr.Judit Martényi	Chairperson	01.06.1991	2005.; year-end AGM	0
SB	József Maros	Member	01.06.1992	2005.; year-end AGM	0
SB	Antal Monostori	Member	01.06.1991	2005.; year-end AGM	1 948
SP	Erika Jilling	VP	01.06.2001	30.05.2005	0
SP	Gyula László	VP	01.09.1999	31.12.2004	0
SP	Ervin Nemesdy	VP	01.12.1998	31.12.2004	0
SP	Balázs Szabó	VP	29.04.1998	31.12.2004	0
SP	Árpád Veress	VP	01.01.2003	30.09.2005	0
Total number of own shares (pcs):					41 911

[1] Employees in Strategic Positions (SP), Member of the Board of Directors (BOD), Member of the Supervisory Board (SB)

ST1. Extraordinary Announcements Published during the Period

Date	Published	Issue
14.01.2003	15.01.2003	Extraordinary announcement: Decline in Philips demands
31.01.2003	03.02.2003	Flash Report on 2002 Operations
20.03.2003	21.03.2003	Pannonplast's AGM announcement
24.03.2003	25.03.2003	Extra announcement: Exhange of shares
31.03.2003	01.04.2003	Extra announcement: Addition to the AGM announcement
03.04.2003	04.04.2003	Extraordinary announcement on the merger of Pannon-Tara Kft. and Pannon-Effekt Kft.
11.04.2003	14.04.2003	Extraordinary announcement on Pannonplast's operations in 2002
17.04.2003	18.04.2003	Extraordinary announcement on sale of Pannonplast treasury shares
28.04.2003	29.04.2003	Extraordinary announcement on Annual Report and consolidated figures
05.05.2003	06.05.2003	Extraordinary announcement on the resolutions of the AGM
13.05.2003	14.05.2003	Extraordinary announcement on personal change
14.05.2003	15.05.2003	Flash Report on Q1 2003 operations
11.06.2003	12.06.2003	Extraordinary announcement on personal change
13.06.2003	16.06.2003	Extraordinary announcement on the merger of Pannon-Tara Kft. and Pannon-Effekt Kft.
17.06.2003	18.06.2003	Extraordinary announcement in connection with the resolution of PSZÁF (Hungarian Financial Supervisory Authority)
20.06.2003	23.06.2003	Extraordinary announcement in connection with publications in the press
01.07.2003	02.07.2003	Extraordinary announcement on the Registry of Britton-Kartonpack into the Register of Shareholders
02.07.2003	03.07.2003	Extraordinary announcement on the announcement of Britton and Pevdi
17.07.2003	18.07.2003	Extraordinary announcement on personal change at Pannonplast Plc.
13.08.2003	14.08.2003	Flash Report on H1 2003 operations
13.08.2003	14.08.2003	Extraordinary announcement: Profit Warning
01.10.2003	02.10.2003	Extraordinary announcement on Extraordinary General Meeting
06.10.2003	07.10.2003	Extraordinary announcement on modification of items on agenda of Extraordinary General Meeting

	Other announcements
31.01.2003	CEO's evaluation on the prevailing conditions
04.04.2003	Announcement regarding the Philips-Pannonplast agreement on TV *plastic components production*
29.04.2003	Balance sheet for the year 2002 according to Hungarian Accounting Standards
15.10.2003	Announcement of the Board of Directors of Pannonplast Plc. relating to Karsai Holding

PANNONPLAST Plc.